SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2017
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2017, incorporated by reference herein:
Exhibit
99.1
Release dated November 22, 2017, PROPOSED TRANSACTION TO ACQUIRE THE
WRTRP ASSETS FROM SIBANYE-STILLWATER, WAIVER OF MANDATORY
OFFER AND CAUTIONARY ANNOUNCEMENT.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 22, 2017 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
PROPOSED TRANSACTION TO ACQUIRE THE WRTRP ASSETS FROM SIBANYE-
STILLWATER, WAIVER OF MANDATORY OFFER AND CAUTIONARY ANNOUNCEMENT
Key highlights:
·  Creation of an industry-leading surface mining company in partnership with Sibanye-Stillwater
·  Increase in gold reserves by 92%, from 2.99 Moz to 5.75 Moz
·  Increased production, revenue and extended life of mine
·  Regional Tailings Storage Facility (“RTSF”) large enough to receive most of the tailings of the West
    Rand providing regional competitive advantage
·  Platform for long-term growth in a new operating region
·  Introduce substantial shareholder with proven transactional capacity and an international footprint as a precious metals mining group
1.
Introduction
DRDGOLD shareholders (“Shareholders”) are advised that on 22 November 2017 (“Signature
Date”), DRDGOLD and Sibanye Gold Limited, trading as Sibanye-Stillwater, (“Sibanye-
Stillwater”) (collectively, the “Parties”) entered into an exchange agreement (“DRD Exchange
Agreement”) in terms of which DRDGOLD will acquire selected surface processing plants and tailings assets (“WRTRP Assets”), by way of the acquisition of a 100% shareholding in a special purpose vehicle, K2017449061 (South Africa) Proprietary Limited (to be renamed WRTRP
Proprietary Limited) (“WRTRP”) from Sibanye-Stillwater (“Proposed Acquisition”).
Pursuant to the implementation of the Proposed Acquisition, DRDGOLD will allot and issue so many new ordinary shares in the share capital of DRDGOLD (“Consideration Shares”) as will result in Sibanye-Stillwater holding approximately 38% of all ordinary shares in the share capital of
DRDGOLD (“DRDGOLD Shares”) in issue (including treasury shares) following the issue of the
Consideration Shares.
Simultaneously, DRDGOLD and Sibanye-Stillwater have entered into an option agreement
(“Option Agreement”) in terms of which DRDGOLD will grant to Sibanye-Stillwater an irrevocable right and option to subscribe for so many new DRDGOLD Shares (“Option Shares”) as will result in Sibanye-Stillwater holding 50.1% of all DRDGOLD Shares in issue (including treasury shares)
following the issue of the Consideration Shares and the Option Shares (“Option”).

2.
Background and rationale for the Proposed Transaction
The Proposed Acquisition is in line with DRDGOLD’s strategy of growing its gold surface tailings retreatment operations and to continue to optimally and sustainably mine its resources. This represents a meaningful entry to the West Rand region and provides DRDGOLD with the opportunity to apply the industry-specific expertise and experience gained over the years to the
WRTRP Assets.
The Proposed Acquisition and Option (collectively, the “Proposed Transaction”) are expected to provide the following benefits to DRDGOLD:
·  an increase of about 92% in gold reserves from 2.99 million ounces (“Moz”) to 5.75 Moz;
·  the acquisition of surface assets capable of providing cash flows in the short term, with low initial capital expenditure, to support future growth and development of the project;
·  the potential to increase production, revenue and increase DRDGOLD’s reserve base which extends the life of mine;
·  RTSF large enough to receive most of the tailings of the West Rand providing a competitive advantage in the region;
·  a reduction in overhead unit costs through increased production;
·  addressing the Company’s single asset operating risk;
·  securing significant long-term growth in a new operating region;
·  providing strategic positioning for further growth;
·  providing an opportunity to leverage proven experience to optimally develop the West Rand
   Tailings Retreatment Project;
·  in Sibanye-Stillwater, the introduction of a supportive and substantial shareholder with proven transactional capacity and an international footprint, to enhance further corporate development and growth; and
·  the Option (if exercised) will provide additional capital.
3.
Overview of WRTRP
WRTRP is a special purpose vehicle newly incorporated to house the selected surface processing assets and tailing storage facilities and through which the Proposed Acquisition will be implemented. Following the implementation of the Proposed Acquisition, WRTRP will be a wholly-
owned subsidiary of DRDGOLD and its primary purpose will be to operate the WRTRP Assets.
The Company will ensure that the provisions of WRTRP’s memorandum of incorporation do not frustrate or relieve the Company in any way from compliance with its obligations in terms of the
JSE Limited Listings Requirements (“Listings Requirements”).
4.
Overview of the WRTRP Assets
The WRTRP Assets, inter alia, comprises the following:
Asset
Description
Additional tailings dams
Movable surface tailings dams which form part of the gold assets of the WRTRP Assets and which include Driefontein Dumps 3 and 5,
Kloof 1, Venterspost North and South and Libanon Dump.

DP2 Plant
The Driefontein 2 Plant which is located on Portion 6 of Farm
Blyvooruitzicht No 116 Registration Division I.Q. and Remainder of
Portion 1 of the Farm Driefontein No 113, Registration Division I.Q.,
Gauteng Province.
The DP2 Plant processes surface rock dumps (“SRD”) material, which is delivered by rail and truck. Throughput is achieved through two Semi-Autogenous Grinding (“SAG”) mills and a ball milling circuit, cyanide leaching and a Cleaning-in-place (“CIP”) plant. A
Carbon-in-leach circuit was commissioned in 2014 at DP2 Plant to improve recoveries by replacing the aging CIP circuit.
DP3 Plant
The Driefontein 3 Plant which is located on Portion 6 of Farm
Blyvooruitzicht No 116, Registration Division I.Q., Gauteng
Province.
The DP3 Plant was originally designed as a uranium plant, but was converted to process low-grade surface rock in 1998. Similar to DP2
Plant, SRD ore is delivered by rail and truck. This plant has four SAG mills followed by cyanide leaching and a CIP circuit.
Driefontein 4
The moveable working surface tailing dump which forms part of the gold assets of the WRTRP Assets.
Pilot Plant
The moveable LogiProc pilot plant established to test the processes, techniques and assumptions made in the definitive level design of the full scale retreatment of dumps as part of the WRTRP Assets and located at Driefontein 1 Plant.
Plan and Materials
Any and all drawings, plans, studies (including feasibility studies of a geological or geotechnical nature), surveys, reports (including sampling and assaying reports), maps (including geophysical, geological and/or drill maps), statements, schedules and other data in whatever form of a financial, technical, labour, marketing, administrative, accounting or other matters pertaining to the WRTRP
Assets.
Transferring Land The land upon which:
·  the proposed Central Processing Plant (“CPP”) will be located after the subdivision of the Farm Rietfontein No 347
   Registration Division I.Q. Portion 35 and 73, Gauteng Province;
   and
·  the Regional Tailing Storage Facility and Return Water Dam will be located and which is proposed to form part of the WRTRP
   Assets.
Active Tailings Dams
The following currently active tailings dams will also be transferred, for no additional consideration, once they have been
decommissioned by Sibanye-Stillwater:
·  Driefontein 1 and 2
·  Kloof 2
·  Leeudoorn
Licences to Operate
All the licences, permits, permissions, management plans and reports, as well as amendments, variations or modifications thereof from time to time necessary for Sibanye-Stillwater to operate the
WRTRP Assets lawfully.

Access Rights The grant of access to DRDGOLD of the:
·  Kloof 10 shaft located in the Kloof mining area that is subject to the Kloof Mining Right, for the purpose of pumping and
   supplying, at the cost of WRTRP, the required quantities of water, as licenced, for the WRTRP Assets;
·  rights, servitudes and agreements for installation, supply and distribution and maintenance of power supply; existing and proposed pipeline routes; servitudes; wayleaves and surface right permits; and
·  Driefontein 1 Gold Plant for the purpose of accessing the Pilot
   Plant.
*Capitalised terms herein should be read as definitions according to the content of this announcement.
5.
DRDGOLD and its strategy for the WRTRP Assets
DRDGOLD has a network of surface assets that is unrivalled in South Africa and is focused on optimising these assets in order to increase gold production and extend its operational life.
DRDGOLD intends on developing the WRTRP Assets through a phased approach. The first phase
(“Phase 1”) will include upgrading the existing DP2 Plant and DP3 Plant to process tailings from the Driefontein 5 dump. Phase 1 is estimated to be commissioned within 12 months after implementation of the Proposed Transaction and will provide for:
·  the construction of a reclamation pump station and slurry pipeline at the Driefontein 5 dump and associated process water pump station and pipeline;
·  the upgrading of the DP2 Plant and DP3 Plant from their nameplate capacity of 315 000 tonnes per month (“tpm”) to between 400 000 tpm and 600 000 tpm to treat additional slime;
·  the potential upgrading of the Driefontein 4 for additional tailings storage capacity; and
·  the refurbishment of conventional Carbon-in-leach (“CIL”) treatment plants (DP2 Plant and
DP3 Plant).
Further evaluation of all dumps through the pilot plant will occur within 24 months. The evaluation of each resource will include:
·  Bulk samples to be trucked to DP3 Plant for evaluation
·  CIL, milling, flotation and concentrate leaching
·  Blending of various resources to determine the optimal combination and ratio.
Phase 1 is expected to be cash-generative with minimal upfront capital investment required. These cash flows will be prioritised for the development of subsequent phases. Outputs from Phase 1 will enable DRDGOLD to refine the original WRTRP process and engineering design as well as financial and capital models for Phase 2.
Phase 2 will deliver a central, high-volume, CPP capable of processing at least 1 million tpm of tailings and development of a new RTSF including associated pipeline infrastructure, within an additional 24-month period.
6.
Salient terms of the Proposed Transaction
6.1.
Salient terms of the Proposed Acquisition
The Proposed Acquisition consists of, inter alia, two separate, but indivisible, simultaneous transactions as set out below:

·  A disposal by Sibanye-Stillwater of the WRTRP Assets to WRTRP, a wholly-owned subsidiary of Sibanye-Stillwater, in exchange for additional ordinary shares in the share capital of WRTRP (“WRTRP Shares”), in terms of an exchange agreement entered into between Sibanye-Stillwater, WRTRP and DRDGOLD, dated 22 November 2017 (“First
   Exchange Agreement”).
·  The subsequent acquisition by DRDGOLD of all the WRTRP Shares held by Sibanye-
   Stillwater, constituting 100% of the issued ordinary shares of WRTRP, in exchange for the Consideration Shares, in terms of the DRD Exchange Agreement.
Each of the above transactions are inter-conditional and will be implemented as an asset-for-share transaction, as contemplated in section 42 of the Income Tax Act, No. 58 of
1962.
The total purchase consideration payable by DRDGOLD to Sibanye-Stillwater, pursuant to the implementation of the Proposed Acquisition, amounts to approximately R1.3 billion, based on:
·  the issue of approximately 265 million DRDGOLD Shares, which will result in Sibanye-
   Stillwater holding approximately 38% of all DRDGOLD Shares in issue (including treasury shares) following the issue of the Consideration Shares; and
·  the closing price of a DRDGOLD Share on the exchange operated by the JSE Limited
   (“JSE”) immediately prior to the Signature Date of R4.96 per DRDGOLD Share.
The Consideration Shares amount to approximately 63% of the DRDGOLD Shares currently in issue (excluding treasury shares). Accordingly, the Proposed Acquisition is considered to be a category 1 transaction, as contemplated in paragraph 9.5(b) of the
Listings Requirements.
The Proposed Acquisition will be subject to the fulfilment or waiver of the conditions precedent as set out in paragraph 7.1 below.
6.2.
Salient terms of the Option
In terms of the Option Agreement, DRDGOLD will grant Sibanye-Stillwater an irrevocable right and option to subscribe for the Option Shares, which if exercised, will result in Sibanye-
Stillwater holding 50.1% of DRDGOLD, at a cash price per Option Share calculated with reference to a maximum of a 10% discount to the 30-day volume weighted average price of a DRDGOLD Share on the JSE immediately preceding the date on which the Option is exercised.
Sibanye-Stillwater shall be entitled, subject to Sibanye-Stillwater not having disposed of all or any of the Consideration Shares, to exercise the Option at any time during the period commencing on the date of implementation of the Proposed Acquisition and expiring
24 months thereafter.
The Option (if exercised) will constitute a specific issue of shares for cash by DRDGOLD, as contemplated in paragraph 5.51 of the Listings Requirements (“Specific Issue”). In the
event that the Option is exercised, it is intended that the cash proceeds received by
DRDGOLD pursuant to the Specific Issue will be utilised for purposes of funding
DRDGOLD’s capital requirements to develop the WRTRP Assets as envisaged in paragraph 5 above.
The Specific Issue will be subject to the fulfilment or waiver of the conditions precedent as set out in paragraph 7.2 below.

6.3.
Ancillary arrangements
Pursuant to the implementation of the Proposed Acquisition, DRDGOLD has issued a guarantee to and in favour of Sibanye-Stillwater in terms of which, with effect from the date the Proposed Acquisition is implemented, DRD guarantees the performance of the obligations of WRTRP to Sibanye-Stillwater.
6.4.
Appointment to the Board
Shareholders are advised that subject to the implementation of the Proposed Acquisition and the fulfilment of certain conditions precedent, a representative of Sibanye-Stillwater, will be appointed as a director of the board of directors of DRDGOLD (“Board”).
7.
Conditions Precedent
7.1.
Proposed Acquisition
The implementation of the Proposed Acquisition is subject to the fulfilment or waiver (to the extent permitted) of, inter alia, the following conditions precedent:
·  all agreements governing the Proposed Transaction are executed and become unconditional in accordance with their terms;
·  the approval by Shareholders of all ordinary and special resolutions required to implement the Proposed Acquisition at a general meeting of Shareholders (“General
   Meeting”);
·  the Shareholders, by way of an ordinary resolution at the General Meeting, in accordance with the provisions of regulation 86 of the Companies Regulations, 2011, waiving the benefit of a mandatory offer which would ordinarily flow from the issue of the Consideration Shares to Sibanye-Stillwater, further details of which are set out in paragraph 8 below;
·  the Licences to Operate having been granted to Sibanye-Stillwater;
·  Tthe receipt of all approvals, consents or waivers from those South African regulatory authorities as may be necessary to implement the Proposed Transaction; and
·  on the date of fulfilment of the last of the above conditions precedent, no circumstance, event or matter or combination thereof, which has a material adverse effect on the affairs, business, financial condition, operations or property of DRDGOLD shall have occurred, save for certain excluded instances.
7.2.
Specific Issue
The Specific Issue is subject to the fulfilment or waiver (to the extent permitted) of, inter alia, the following conditions precedent:
·  the Proposed Acquisition becoming wholly unconditional and thus being implemented;
·  the approval by Shareholders of the Specific Issue at the General Meeting;
·  Sibanye-Stillwater exercising the Option; and
·  the receipt of all approvals, consents or waivers from those South African regulatory authorities as may be necessary to implement the Specific Issue.

8.
Waiver of Mandatory Offer
As at the date of this announcement, Sibanye-Stillwater does not hold any DRDGOLD Shares.
Following the issue of the Consideration Shares, pursuant to the implementation of the Proposed
Acquisition, Sibanye-Stillwater will hold approximately 38% of all the DRDGOLD Shares in issue
(including treasury shares).
Accordingly, Sibanye-Stillwater will, following the implementation of the Proposed Acquisition, hold in excess of 35% of the voting securities of the Company and, in accordance with section 123 of the Companies Act, No. 71 of 2008, be required to extend a mandatory offer to the remaining
Shareholders to acquire any DRDGOLD Shares held by such persons (“Mandatory Offer”).
In the circumstances, the Proposed Acquisition will be subject to Shareholders waiving the benefit of the Mandatory Offer by way of ordinary resolution at the General Meeting.
9.
Circular
A circular to Shareholders, including revised listings particulars, setting out the full terms and conditions of the Proposed Transaction and including the notice convening the General Meeting will be posted to Shareholders in due course.
10. Cautionary announcement
The pro forma financial effects of the Proposed Transaction are still being finalised. In the circumstances, Shareholders are advised to exercise caution when dealing in the Company’s securities until a further announcement is made.
Johannesburg
22 November 2017
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